September 6, 2024

Bob R. Simpson
Chief Executive Officer, Chairman and Director
TXO Partners, L.P.
400 West, 7th Street
Fort Worth, TX 76102

       Re: TXO Partners, L.P.
           Registration Statement on Form S-3
           Filed August 30, 2024
           File No. 333-281885
Dear Bob R. Simpson:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Anuja Majmudar at 202-551-3844 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Mollie Duckworth